 Exhibit(h)(5)

EXPENSE LIMITATION AGREEMENT

NEW AGE ALPHA FUNDS TRUST

NAA ALLOCATION ETF

This Expense Limitation Agreement (this “Agreement”) is made by and between New Age Alpha Advisors, LLC (the “Adviser”) and New Age Alpha Funds Trust (the “Trust”), on behalf of its series NAA Allocation ETF (the “Fund”), as of November 2, 2026.

WHEREAS, the Trust is a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end management investment company of the series type, and the Fund is a series of the Trust that operates as an exchange-traded fund;

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated as of June 4, 2024, as supplemented by Schedule A-5 thereto with respect to the Fund (the “Advisory Agreement”), pursuant to which the Adviser provides investment management services to the Fund for compensation   based on the value of the average daily net assets of the Fund;

WHEREAS, the Fund is the accounting and performance successor to the NAA Allocation Fund, a former series of the Trust (the “Predecessor Fund”), pursuant to an Agreement and Plan of Reorganization dated as of September 1, 2026 (the “Reorganization”), and, immediately prior to the Reorganization, the Predecessor Fund was subject to an expense limitation arrangement between the Trust, on behalf of the Predecessor Fund, and the Adviser (the “Predecessor Expense Limitation”);

WHEREAS, the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as defined in the 1940 Act, approved this Agreement at a meeting held on September 1, 2026; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund would normally be subject in order to maintain the Fund’s expense ratio at the Maximum Annual Operating Expense Limit (as hereinafter defined) specified in Schedule A hereto;

NOW THEREFORE, the parties hereto agree as follows:

1.	Expense Limitation.
a.	Applicable Expense Limit. To the extent that the aggregate “Expenses” of every character incurred by the Fund in any fiscal year, including but not limited to investment advisory fees of the Adviser, but excluding (i) interest; (ii) taxes; (iii) brokerage fees and commissions; (iv) other extraordinary expenses not incurred in the ordinary course of the Fund’s business; (v) dividend expense on short sales; and (vi) indirect expenses such as acquired fund fees and expenses (if any) (“Fund Operating Expenses”), exceed the Maximum Annual Operating Expense Limit, as defined in Section 1.b below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser. For clarification, “Expenses” shall include borrowing costs (such as interest and dividend expenses on securities sold short) but only to the extent such expenses exceed any income received from the corresponding trading activity. Any net income generated from such trading activities shall first be applied to offset the related expenses, and only the net excess, if any, shall be considered part of the Expenses for purposes of this Agreement.
b.	Maximum Annual Operating Expense Limit. The Maximum Annual Operating Expense Limit with respect to the Fund shall be the amount specified in Schedule A hereto, expressed as a
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percentage of the average daily net assets of the Fund. The Fund issues a single class of shares, and accordingly a single Maximum Annual Operating Expense Limit applies to the Fund.

c.	Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed the Maximum Annual Operating Expense Limit, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Maximum Annual Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser shall also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.
d.	Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund with respect to the previous fiscal year shall equal the Excess Amount.
e.	Affiliated Fund Fee Waiver. To the extent that any portion of the Fund’s assets is invested in shares of other registered investment companies, including open-end funds, closed-end funds, and exchange-traded funds, for which the Adviser or an affiliate of the Adviser serves as investment adviser, the Adviser shall waive the investment advisory fee otherwise payable to it under the Advisory Agreement with respect to the portion of the Fund’s assets so invested. This waiver is in addition to, and not in lieu of, the expense limitation and reimbursement arrangements set forth in this Agreement, and any amount waived pursuant to this Section 1.e shall not be included in the Excess Amount or the Reimbursement Amount.
2.	Reimbursement of Fee Waivers and Expense Reimbursements.
a.	Reimbursement. If, during any fiscal month in which the Advisory Agreement is still in effect, the estimated aggregate Fund Operating Expenses of the Fund for the fiscal month are less than the Maximum Annual Operating Expense Limit for that month, the Adviser shall be entitled to reimbursement by the Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by the Adviser pursuant to Section 1 hereof. The total amount of reimbursement to which the Adviser may be entitled (the “Reimbursement Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to the Fund pursuant to Section 1 hereof during any of the previous three years from the date of the waiver or reimbursement, less any reimbursement previously paid by the Fund to the Adviser pursuant to this Section 2.a with respect to such waivers, reductions and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount. To the extent any reimbursement is made pursuant to this Section 2.a, such reimbursement shall not cause the Fund Operating Expenses (after the reimbursement is taken into account) to exceed the lower of (A) the Maximum Annual Operating Expense Limit then in effect, if any, and (B) the Maximum Annual Operating Expense Limit in effect at the time the expenses to be reimbursed were incurred.
b.	Method of Computation. To determine the Fund’s accrual, if any, to reimburse the Adviser for the Reimbursement Amount, each month the Fund Operating Expenses shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month are less than the Maximum Annual Operating Expense Limit, the Fund shall accrue into its net asset value an amount payable to the Adviser sufficient to increase the annualized Fund Operating Expenses to
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an amount no greater than the Maximum Annual Operating Expense Limit, provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount. For accounting purposes, amounts accrued pursuant to this Section 2 shall be a liability of the Fund for purposes of determining the Fund’s net asset value.

c.	Payment and Year-End Adjustment. Amounts accrued pursuant to this Agreement shall be payable to the Adviser as of the last day of each month. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Maximum Annual Operating Expense Limit.
3.	No Carryover of Predecessor Fund Waivers and Reimbursements.

Investment advisory fees waived or reduced, and expenses paid, by the Adviser with respect to the Predecessor Fund under the Predecessor Expense Limitation shall not carry over to the Fund. The Adviser shall have no right, under this Agreement or otherwise, to reimbursement by the Fund of any such amount, whether or not that amount remained unreimbursed or unexpired as of the closing of the Reorganization, and no such amount shall be included in the Reimbursement Amount. The Fund shall not assume, and shall not be liable for, any obligation of the Predecessor Fund arising under or in respect of the Predecessor Expense Limitation. For the avoidance of doubt, the Reimbursement Amount consists solely of investment advisory fees waived or reduced, and payments remitted, by the Adviser with respect to the Fund on and after the closing of the Reorganization.

4.	Term and Termination of Agreement.
a.	Term. This Agreement shall become effective as of the earlier of (i) the commencement of operations of the Fund and (ii) the closing of the Reorganization, which is expected to occur at the close of business on December 11, 2026, and shall continue in effect with respect to the Fund until January 31, 2028, and shall thereafter continue in effect from year to year, provided that the Agreement may be terminated by either party hereto, without payment of any penalty, upon 60 days’ prior written notice to the other party at its principal place of business; provided that, in the case of termination by the Adviser, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund; provided, further, that the Trust, by action of the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trust as defined in the 1940 Act, may terminate this Agreement with respect to the Fund at any time without such 60 days’ prior notice. The Adviser may not terminate this Agreement with respect to the Fund prior to January 31, 2028.
b.	Automatic Termination. Upon any termination of this Agreement, the Adviser shall have no right to reimbursement of any portion of the Reimbursement Amount that has not been paid to the Adviser as of the date of termination.
5.	Miscellaneous.
a.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.
b.	Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or by-laws, as amended
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from time to time, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of the Fund and that no Trustee, officer or holder of shares of beneficial interest of the Fund shall be personally liable for any of the foregoing liabilities. The Trust’s Agreement and Declaration of Trust is on file with the Secretary of State of the State of Delaware. The Agreement and Declaration of Trust and by-laws describe in detail the respective responsibilities and limitations on liability of the Trustees, officers, and holders of shares of beneficial interest.

c.	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.
d.	Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed on their behalf by their duly authorized officers as of the date first written above.

NEW AGE ALPHA FUNDS TRUST, on behalf of NAA Allocation ETF By: /s/ Keith D. Kemp_____________ Name: Keith D. Kemp Title: President	NEW AGE ALPHA ADVISORS, LLC By: /s/ Armen Arus______________ Name: Armen Arus Title: Manager
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SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

NEW AGE ALPHA FUNDS TRUST — NAA ALLOCATION ETF

Fund	Maximum Annual Operating Expense Limit	Effective Date	Expiration Date
NAA Allocation ETF	0.99%	The earlier of the Fund’s commencement of operations and the closing of the Reorganization	January 31, 2028

The Fund issues a single class of shares. The Maximum Annual Operating Expense Limit above excludes (i) interest; (ii) taxes; (iii) brokerage fees and commissions; (iv) other extraordinary expenses not incurred in the ordinary course of the Fund’s business; (v) dividend expense on short sales; and (vi) indirect expenses such as acquired fund fees and expenses (if any).

No investment advisory fee waived or reduced, and no expense paid, by the Adviser with respect to the NAA Allocation Fund prior to the closing of the Reorganization is subject to reimbursement by the Fund. See Section 3 of the Agreement.

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